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                                                                    EXHIBIT 18.1



May 2, 2001

Board of Directors
Metal Management, Inc.
500 North Dearborn, Suite 405
Chicago, IL 60610

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2000. Note 3 therein describes a change in accounting principle for assessing the recoverability of goodwill and other intangible assets from using an undiscounted future cash flows method to using a fair value method. It should be understood that the preferability of one acceptable method of accounting over another for assessing the recoverability of goodwill and other intangible assets has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to March 31, 2000. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the change in accounting principle.


Very truly yours,



PricewaterhouseCoopers LLP